Silexion Therapeutics Corp
12 Abba Hillel Road
Ramat Gan, Israel 5250606
Telephone: +972-3-756499

September 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences100 F Street, NE
Washington, DC 20549
Attention:	Division of Corporation Finance, Daniel Crawford

Re:	Silexion Therapeutics Corp
Registration Statement on Form S-1
Filed August 26, 2025 SEC File Number 333-289860

Dear Mr. Crawford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silexion Therapeutics Corp hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 9:00 a.m. Eastern Time on Thursday, September 4, 2025, or as soon as practicable thereafter.

Please contact Jonathan M. Nathan, Adv., at Meitar Law Offices, our outside (Israeli) legal counsel, at +972-52-312-5574 or jonathann@meitar.com, with any questions, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer

CC:	Daniel Crawford Securities and Exchange Commission Mirit Horenshtein Hadar
Silexion Therapeutics Corp

Gary Emmanuel, Esq. Greenberg Traurig, LLP Jonathan M. Nathan, Adv. Meitar Law Offices